50 3/24/05

SECUR 05039895 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29565

RECEIVED MAR 11 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Financial Securities of America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 N. Sam Houston Parkway E, Suite 500
(No. and Street)

Houston (City) Texas (State) 77060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Forrester 281-847-8422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ham, Langston & Brezina, LLP
(Name – *if individual, state last, first, middle name*)

11550 Fuqua, Suite 475 (Address) Houston (City) Texas (State) 77034 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05
S.S

OATH OR AFFIRMATION

I, Larry Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Securities of America, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHY YOUNG
Notary Public, State of Texas
My Commission Expires
May 23, 2008

Signature

President

Title

Cathy Young

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

as of and for the years ended December 31, 2004 and 2003

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

TABLE OF CONTENTS

HAM,
LANGSTON &
BREZINA, L.L.P.
Certified Public Accountants

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
First Financial Securities of America, Inc.:

We have audited the accompanying statement of financial condition of First Financial Securities of America, Inc. as of December 31, 2004, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2003 were audited by other auditors whose report dated February 27, 2004 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Financial Securities of America, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Houston, Texas
February 22, 2005

Ham, Langston & Brezina, LLP

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2004 and 2003

ASSETS	2004	2003
Current assets:		
Cash and cash equivalents	$ 301,337	$ 317,061
Commissions receivable	93,610	118,182
Prepaid expenses and other current assets	62,427	60,109
Deferred tax asset	1,951	380
Total current assets	459,325	495,845
Furniture and equipment, net	-	113
Capital lease assets, net	1,957	-
Total assets	$ 461,282	$ 495,845
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable and accrued expenses	$ 40,184	$ 57,115
Accounts payable, related parties	55,629	150,461
Current portion of capital lease obligation	360	-
Income taxes payable to Parent	82,256	57,151
Total current liabilities	178,429	264,727
Capital lease obligation, net of current portion	1,607	-
Total liabilities	180,036	264,727
Shareholder's equity:		
Class A common stock, no par value; 375,000 shares authorized, issued, and outstanding	1,000	1,000
Additional paid-in capital	11,000	11,000
Retained earnings	269,246	219,118
Total shareholder's equity	281,246	231,118
Total liabilities and shareholder's equity	$ 461,282	$ 495,845

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF INCOME

for the years ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commission revenue	$1,235,950	$1,273,019
Expenses:		
Sales commissions	493,907	544,446
Service fee	390,000	390,000
Salaries	92,423	90,137
Insurance	62,318	54,106
Licenses and fees	49,507	40,410
Employee benefits	28,158	25,984
Accounting	16,000	15,000
Rent	13,168	12,347
Telephone	3,767	6,697
Other operating expenses	9,094	6,995
Postage and shipping	1,590	1,527
Consulting fees	-	2,660
Depreciation	113	1,405
Amortization	98	-
Printing and graphics	1,477	1,633
Equipment leasing	471	671
Auto expense	197	206
Total expenses	1,162,288	1,194,224
Net income before income taxes	73,662	78,795
Provision (benefit) for income taxes:		
Current	25,105	27,612
Deferred	(1,571)	-
	23,534	27,612
Net income	$ 50,128	$ 51,183

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

for the years ended December 31, 2004 and 2003

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2002	$ 1,000	$ 11,000	$ 167,935	$ 179,935
Net income	-	-	51,183	51,183
Balance, December 31, 2003	1,000	11,000	219,118	231,118
Net income	-	-	50,128	50,128
Balance, December 31, 2004	$ 1,000	$ 11,000	$ 269,246	$ 281,246

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

for the years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 50,128	$ 51,183
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	211	1,405
Deferred tax benefit	(1,571)	-
Changes in:		
Commissions receivable	24,572	28,816
Prepaid expenses and other current assets	(2,318)	(15,970)
Accounts payable and accrued expenses	(16,931)	20,192
Accounts payable, related party	(94,832)	(56,979)
Income tax payable	25,105	27,612
Net cash provided by (used in) operating activities	(15,636)	56,259
Cash flows from financing activities:		
Payments on capital lease obligation	(88)	-
Net cash used in financing activities	(88)	-
Net (decrease) increase in cash and cash equivalents	(15,724)	56,259
Cash and cash equivalents, beginning of year	317,061	260,802
Cash and cash equivalents, end of year	$ 301,337	$ 317,061
Supplemental disclosures of cash flow information:		
Interest paid	$ 22	$ -
Income taxes paid	$ -	$ -
Supplemental non-cash financing activities:		
Equipment acquired in 2004 through a capital lease obligation	$ 2,055	$ -

The accompanying notes are an integral part of these financial statements.

1. Description of Business

First Financial Securities of America, Inc., (the "Company"), a wholly owned subsidiary of American Fidelity Assurance Company (the "Parent"), is a private investment banking firm and fully disclosed Securities Broker-Dealer located in Houston, Texas. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's business is primarily the sale of variable annuity products to employees of school districts which are marketed through First Financial Corporation, Inc. ("FFC"), a company associated with the Company's former Parent which shares certain common management. For the years ended December 31, 2004 and 2003, the Company received approximately 85% and 83% of its revenue, respectively, from two insurance carriers.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

Revenue consisting of commissions earned from the sponsor of the variable annuity products is generally recognized upon the closing of the sale of the products.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over three to five years on a straight-line basis.

Leased property meeting certain criteria is capitalized and the present value of the related lease payment is recorded as a liability. Amortization of capitalized assets is computed on the straight-line method over the term of the lease, which is approximately five years.

Continued

2. Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and commissions receivable.

Commissions receivable arise from the commission earned from the sale of variable annuity products to employees of school districts. Collateral is generally not required for credit granted. At December 31, 2004 and 2003, approximately 94% and 61% of commissions receivable were from one sponsor of variable annuity products.

Income Taxes

In accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between financial statement and income tax reporting purposes. The Company files a consolidated federal tax return with its Parent. Based on a tax allocation agreement effective May 30, 2000, the Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

3. Deposit With Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of $10,000 as of December 31, 2004 and 2003 be maintained by the Company and is included in the cash and cash equivalents balance.

4. Income Taxes

For the year ended December 31, 2004, the difference between expected income tax of $25,782, based on the statutory tax rate of 35%, and the actual provision is due primarily to the return to accrual adjustment for the 2003 return of approximately $800. The deferred tax benefit of $1,571 in 2004 relates primarily to compensated absences deductible for tax purposes and tax depreciation in excess of book depreciation. The deferred tax benefit of $380 in 2003 relates to tax depreciation in excess of book depreciation. There is no difference in federal income tax expense allocated from the parent company at the statutory rate with income taxes recorded in the statements of income for the years ended December 31, 2004 and 2003.

5. Related-Party Transactions

At December 31, 2004 and 2003, the Company has an expense allocation agreement in place with FFC for which the Company reimburses FFC for certain operating expenses incurred, including a management fee of $10,000 per month, which is included in service fee in the accompanying statements of income.

Continued

5. **Related-Party Transactions, continued**

Effective October 1, 2001, the Company also has an expense allocation agreement in place with First Financial Administrators, Inc. (FFA), a third-party administrator that performs administrative services related to data processing of securities transactions. The Company reimburses FFA $22,500 a month for these administrative services, which is included in service fee in the accompanying statements of income.

As of December 31, 2004 and 2003, the Company had accounts payable of $55,629 and $150,269 to FFC and $-0- and $192 to FFA, respectively. The accounts bear no interest, are payable upon demand, and represent allocations of general operating costs.

6. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2004, the Company had net capital of $153,479 which is $103,479 in excess of the net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

7. **Exemption From Rule 15c3-3**

The Company claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

8. **Subordinated Liabilities**

The Company had no subordinated liabilities during the years ended December 31, 2004 and 2003. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

9. **Capital Lease**

Assets under capital leases are capitalized using interest rates appropriate at the inception of the lease. Following is an analysis of assets under capital leases at December 31, 2004:

Office equipment, at cost	$ 2,055
Less accumulated amortization	(98)
	$ 1,957

Continued

9. **Capital Lease, continued**

Future minimum lease payments for the above assets under capital leases at December 31, 2004 are as follows:

2005	$ 438
2006	438
2007	438
2008	438
2009	440
Total minimum obligations	2,192
Interest	(225)
Present value of net minimum obligations	1,967
Current portion of obligation	(360)
Long-term obligation	$ 1,607

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

Net capital:	
Total shareholder's equity per the accompanying financial statements	$ 281,246
Nonallowable assets:	
Commissions receivable (net of payables)	61,432
Property and equipment	1,957
Deferred tax asset	1,951
Prepaid expenses	62,427
Total nonallowable assets	127,767
Net capital before haircuts on security positions	153,479
Haircuts on security positions	-
Net capital	153,479
Minimum net capital required (the greater of $50,000 or 6-2/3% of total aggregate indebtedness)	50,000
Excess net capital	$ 103,479
Aggregate indebtedness	$ 147,870
Ratio of aggregate indebtedness to net capital	1 to 1

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on January 20, 2005 as follows:

	Net capital	Aggregate Indebtedness
Per FOCUS report	$ 159,646	$ 169,076
Postclosing adjustments:		
Increase in capital lease obligations	(1,957)	1,957
Reduce commission expense and accrued expenses	-	(27,385)
(Reduce) increase other expense items and items payable	(4,210)	4,222
Per above	$ 153,479	147,870
Commissions payable - nonallowable		32,166
Total aggregate indebtedness		$ 180,036

The accompanying notes are an integral part of these financial statements.

HAM,
LANGSTON &
BREZINA, L.L.P.
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON THE INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
First Financial Securities of America, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of First Financial Securities of America, Inc. (the Company) for the year ended December 31, 2004, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-1 3 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Houston, Texas
February 22, 2005

Ham, Langston & Brezina, LLP